No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On March 13, 2012, PT Astra Honda Motor, Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, announced to build the Fourth Motorcycle Plant that produces scooter model exclusively with 1,100,000 units production capacity per annum.

Exhibit 2:

On March 15, 2012, P.T. Honda Prospect Motor, Honda’s automobile manufacturing and sales joint venture in Indonesia, announced plans to build a new automobile production plant with annual production capacity of 120,000 units.

Exhibit 3:

On March 26, 2012, Honda Automobile (Thailand) Co., Ltd., the Honda automobile production subsidiary in Thailand (headquarter in the Rojana Industrial Park, Ayutthaya), resumed production of automobiles after suspending production since October 4, 2011, due to damaged sustained from the flooding in Thailand.

Exhibit 4:

On March 28, 2012, Honda de Mexico, S.A. de C.V. announced that it laid the foundation stone for the construction of its new vehicle production plant in Celaya, Guanajuato at an event attended by Felipe Calderon Hinojosa, president of Mexico and Takanobu Ito, president & CEO of Honda Motor Co., Ltd. The $800 million plant will begin operation in 2014 with production of the Honda Fit subcompact model.

Exhibit 5:

On March 30, 2012, Honda Motor Co., Ltd. (the “Company”) announced a change in the shareholders’ register manager of the Company and its place of operations as described below from April 1, 2012, due to a merger involving the current shareholders’ register manager, The Chuo Mitsui Trust and Banking Company, Limited.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: April 11, 2012

Announcement of Fourth Motorcycle Plant Construction in Indonesia

On March 13, 2012, PT Astra Honda Motor (herein after called as “AHJ”; President Director: Yusuke Hori), Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, announced to build the Fourth Motorcycle Plant that produces scooter model exclusively with 1,100,000 units production capacity per annum, in order to satisfy the vigorous demand of remarkable Indonesia markets.

The annual production capacity of AHJ through the construction of Fourth Plant including the existing First, Second and Third Plant will become 5,300,000 units in total, and AHJ is continuing to establish the production system throughout the concept of “To supply 100% good products, with speed, affordability, and low carbon”. This plant, which will be built in Bukit Indah Industrial Park about 70 kilometers east from central of Jakarta, is planned to start the operation in the autumn of 2013. The investment amount for the new plant is approximately 3.128 trillion Indonesian rupiah (approximately 27.5 billion yen), and AHJ plans to employ around 3,000 new employees, so in total the employees will become around 21,000 associates altogether with the existing plants. Reduction of CO2 emissions, utilization of the natural power sources by wind power generator and solar power generator, and adoption of automation at process are also tackled positively for this new plant, aimed to be an environmental green plant for employees, community and natural environment.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120313Fourth-Motorcycle-Plant-Indonesia/index.html

Honda to Build New Automobile Production Plant in Indonesia

On March 15, 2012, P.T. Honda Prospect Motor (HPM), Honda’s automobile manufacturing and sales joint venture in Indonesia, announced plans to build a new automobile production plant with annual production capacity of 120,000 units. The plant will be located within the property of the existing HPM plant in the Karawang Industrial Park in a suburb of Jakarta. Combined with the current capacity of 60,000 units, HPM’s total annual production capacity will be 180,000 units.

The new plant, an investment of approximately 3.1 trillion Indonesian rupiah (approximately 27 billion yen*), is scheduled to become operational in 2014, and initial employment will be approximately 2,000 associates. HPM is planning to produce small-sized vehicles such as the BRIO developed for Asian markets. Based on its vision for the continuing expansion of the small vehicle market in Indonesia and an increase in exports to ASEAN countries, Honda will further enhance its production capacity and product lineup in Indonesia.

*	Calculated with the exchange rate of 1 Indonesian rupiah = 0.0088 yen

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120315New-Automobile-Plant-Indonesia/index.html

Honda Resumes Production at Automobile Plant in Thailand

On March 26, 2012, Honda Automobile (Thailand) Co., Ltd. (HATC), the Honda automobile production subsidiary in Thailand (headquarter in the Rojana Industrial Park, Ayutthaya), resumed production of automobiles after suspending production since October 4, 2011, due to damaged sustained from the flooding in Thailand.

Since completing the drainage of the flood water at the end of November 2011, HATC had been exerting company-wide efforts to clean, inspect, repair and replace plant facilities and manufacturing equipment, which were damaged by the flood. After approximately four months of such restoration efforts, HATC is now ready to resume automobile productions at its plant. HATC is planning to hold a ceremony on March 31, 2012 to commemorate the resumption of production.

Honda has been supplying automobiles alternatively from Japan to some countries in the Asia Oceania Region including Thailand, which were impacted by the disruption of production due to the flooding. However, as of March 26, 2012, all production plants have resumed production and are expected to normalize in April. For all other Honda production operations outside of the Asia Oceania Region, the impact of the flooding in Thailand has already been resolved.

Positioning HATC as one of the most important production operations in the Asia Oceania Region, Honda was totally committed to realizing the earliest possible recovery. Honda will maintain the same positioning of HATC in the future and further promote business operations in Thailand.

Honda Begins Construction of New Auto Plant in Celaya, Mexico

On March 28, 2012, Honda de Mexico, S.A. de C.V. announced that it laid the foundation stone for the construction of its new vehicle production plant in Celaya, Guanajuato at an event attended by Felipe Calderon Hinojosa, president of Mexico and Takanobu Ito, president & CEO of Honda Motor Co., Ltd. The $800 million plant will begin operation in 2014 with production of the Honda Fit subcompact model.

With this new facility in Mexico, Honda continues to advance its commitment to invest and grow its operations in North America. With growing demand for fuel-efficient vehicles, the new plant will increase Honda’s ability to meet customer needs for subcompact vehicles from within North America.

Expected to employ approximately 3,200 associates at its full annual capacity of 200,000 units, the new Honda de Mexico plant in Celaya will produce the Honda Fit subcompact model both for the Mexican market and for the U.S. and Canadian markets, as well as other regions.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120328New-Auto-Plant-Mexico/index.html

[Translation]

March 30, 2012

To:      Shareholders of Honda Motor Co., Ltd.

From:  Honda Motor Co., Ltd.

            1-1, Minami-Aoyama 2-chome,

            Minato-ku, Tokyo, 107-8556

            Takanobu Ito

            President and Representative Director

Notice Concerning Change in Shareholders’ Register Manager and its Place of Operations

Honda Motor Co., Ltd. (the “Company”) today announced a change in the shareholders’ register manager of the Company and its place of operations as described below from April 1, 2012 (Sunday), due to a merger involving the current shareholders’ register manager, The Chuo Mitsui Trust and Banking Company, Limited.

Please note that since April 1, 2012 (Sunday) is a non business day of the shareholders’ register manager, the actual changes will take effect from April 2, 2012 (Monday).

Particulars

          Shareholders’ register manager:

                    Sumitomo Mitsui Trust Bank, Limited

                    4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

          Place of operations of the shareholders’ register manager:

                    Sumitomo Mitsui Trust Bank, Limited, Stock Transfer Agency Department

                    4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Notes:

The Account Management Institution at which special accounts of the Company have been opened will also be changed as follows:

                    Sumitomo Mitsui Trust Bank, Limited

                    4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Contact Address:

                    Sumitomo Mitsui Trust Bank, Limited, Stock Transfer Agency Department

                    8-4, Izumi 2-chome, Suginami-ku,

                    Tokyo 168-0063, Japan

                    TEL: 0120-782-031 (toll free within Japan)